ARC Document Solutions, Inc.	Tel (925) 949-5100
1981 N. Broadway, Suite 385	Fax (925) 949-5102
Walnut Creek, CA 94596	http://www.e-arc.com

November 3, 2014
BY ELECTRONIC TRANSMISSION
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	ARC Document Solutions, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 14, 2014 File No. 001-32407

Ladies and Gentlemen:
With reference to the letter dated October 27, 2014 setting forth the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Annual Report on Form 10-K for the year ended December 31, 2013 of ARC Document Solutions, Inc. (the “Company”), please find our responses to the Staff’s comments set forth below. For the Staff’s convenience, we have copied each of the comments in the letter immediately preceding our response thereto.
Form 10-K for the Year Ended December 31, 2013
Staff Comment #1 (Financial Statements, Significant Accounting Policies, Segment and Geographic Reporting, page F-13)
Refer to your long-lived assets disclosure. Please exclude the intangible assets, including goodwill, from this disclosure pursuant to ASC 280-10-55-23.
Response to Comment #1
We have reviewed the accounting standard referred to above and relevant guidance. In future filings beginning with the Annual Report on Form 10-K for the year ended December 31, 2014, we will exclude the Company’s intangible assets, including goodwill, from our long-lived assets disclosure in conformity with ASC 280-10-55-23. Specifically, we will exclude intangible assets, including goodwill, for the years ended December 31, 2014, 2013 and 2012 for our disclosure in our 2014 Form 10-K. For the Staff’s supplemental information, please find our long-lived assets information excluding the Company’s intangible assets, including goodwill, for the last three fiscal years set forth in the table below.

	Year Ended December 31,
	2013			2012			2011
(in thousands)	U.S.	Foreign Countries	Total	U.S.	Foreign Countries	Total	U.S.	Foreign Countries	Total
Long-lived assets, net, excluding intangible assets	$53,655	$8,187	$61,842	$54,491	$8,773	$63,264	$55,358	$6,392	$61,750

Staff Comment #2 (Definitive Proxy Statement Incorporated by Reference Into Part III, Compensation Discussion and Analysis, page 25, Annual Awards, page 32)
We note the use of pre-tax adjusted EPS growth to determine the annual incentive bonus in 2013 for your President and CEO and the May 2014 amendment to his employment agreement to use Adjusted EBITDA growth in 2014. We further note under “Recent Key Compensation Program Changes” your intent to use pre-determined corporate and individual performance objectives to determine the incentive compensation bonuses of all NEOs, other than your President and CEO, under your annual incentive bonus plan in 2014. Please disclose the targeted and actual amounts of performance objectives for the most recently completed year to provide investors with greater insight into how the compensation committee determines the amount of incentive bonus earned by each named executive officer.
Response to Comment #2
We acknowledge the Staff’s comment and will address it with the following changes to disclosure of the performance objectives of our named executive officers (NEOs) in our future filings beginning with the Company’s proxy statement relating to its 2015 annual stockholder meeting. As the Staff notes in its comment, the Company’s (1) President and CEO and (2) our other NEO’s have annual incentive bonus structures that are distinct from one another.
First, the Company intends to provide the following information regarding our President and CEO. He is incentivized to increase Adjusted EBITDA on a year-over-year basis as specified by his employment agreement. In particular, he will receive no incentive bonus if year-over-year Adjusted EBITDA growth is less than a minimum percentage (a “threshold amount”). Further, his eligibility to receive an incentive bonus is specified by a formula that awards a dollar value for specific ranges of growth beyond the threshold amount. Accordingly, we will disclose the bonus eligibility amount, the specific ranges of Adjusted EBITDA growth by which the bonus amount will be determined, the dollar value of the potential awards, the actual Adjusted EBITDA achieved, and the actual incentive bonus awarded to the Company’s President and CEO.
Second, with regard to the Company’s NEO’s who are not our President and CEO, we will disclose, to the extent applicable, the following elements of their annual incentive program for the most recently completed fiscal year:

•	The target percentage of base salary available as annual incentive bonus to each NEO,

•	The formula by which the annual revenue, annual gross margin, and annual adjusted earnings per share performance objectives are calculated to determine the amount of each bonus,

•	The individual performance objectives of each named executive officer,

•	The weighting of each performance objective,

•	The degree to which these targets were met, and

•	The actual incentive bonus awarded to each named executive officer.

As the Company prepares its disclosure as outlined above, it will consider the extent to which a mix of narrative description, visual graphics and tabular information will enhance investors’ understanding of how much each NEO earned and how our compensation committee determines the amount of incentive bonus earned by each such NEO.
* * * * *
As requested by the Staff in its letter, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s comments. If you wish to discuss or have any questions regarding the information provided in this letter, do not hesitate to contact the undersigned at (925) 949-5115.
Sincerely,

/s/ JOHN E.D. TOTH
John E.D. Toth
Chief Financial Officer (Principal Financial Officer)

3